February 8, 2008

VIA EDGAR

Mr. Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  ING Infrastructure Development Equity Fund

(File Nos. 333-147343; 811-22144)

Dear Mr. Thompson:

Enclosed for filing on behalf of ING Infrastructure Development Equity Fund, a newly organized, non-diversified closed-end management investment company (the “Fund” or “Registrant”), is one copy of Pre-Effective Amendment No. 1 to the Fund’s registration statement under the Securities Act of 1933, as amended (“Securities Act”) and Amendment No. 1 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-2 (the “Registration Statement”) in electronic format.

Set forth below are the Fund’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in a letter dated December 13, 2007 (“Comment Letter”). Unless stated otherwise, our references to page numbers relate to the marked copy of the Prospectus.

The Registration Statement was initially filed on November 13, 2007. The comments received from the Staff relating to the initial Registration Statement are italicized below and are followed by the Registrant’s response to each comment. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.  In addition, attached is the Tandy Letter (Attachment A).

PROSPECTUS

Cover Page

1.                                    The disclosure states that the Fund will invest at least 80% of its assets in the equity securities of Infrastructure Development Companies, which are defined as companies that may benefit from the building, renovation, expansion and utilization of infrastructure. Infrastructure is described as a diverse economic sector comprised of the following industries and/or sectors: power, construction, materials, communications, transportation, and food and water.  Please revise the 80% policy above to state that the Fund will only invest in companies that devote at least 50% of its assets to, or derive at least 50% of its revenues or profits from, activities in the relevant infrastructure related industries and/or sectors.  Alternatively, please explain to us how the Fund’s investments in companies that do not meet the criteria above (i.e. companies that may benefit from the building, renovation, expansion and utilization of infrastructure) will expose the Fund to the economic fortunes and risks of infrastructure industries and/or sector.  In addition, provide support for your view that food is an appropriate industry and/or sector of infrastructure.  See Investment Company Act Release No. 24828 (Jan. 17, 2001).

Response: The registration statement has been revised and discloses that the Fund will invest 80% of its managed assets in the equity securities of, or derivatives having economic characteristics similar to the equity securities of, Infrastructure Development Companies which derive at least 50% of their revenues or profits from activities in the relevant infrastructure development-related industries listed in the prospectus.  The registration statement has also been revised and no longer lists “food” as an infrastructure-related industry or sector.

2.                                     Please delete the line item Estimated Offering Expenses from the pricing table. Alternatively, please explain to us how the inclusion of the line item is consistent with the requirements of Form N-2.  See Item 1.g and related Instructions 2 and 3 to Form N-2.

                                              Response: The Fund believes that it is permitted to disclose other offering expenses pursuant to Item 1.g and related Instruction 6 to Form N-2.  Item 1.g requires a registrant to provide the pricing table in substantially the tabular form provided. The Fund has complied with that requirement. Form N-2 also permits registrants to provide more information than is called for by the form, provided the information is not incomplete, inaccurate, or misleading and does not obscure or impede understanding of the required information. The Fund believes that the line item “Estimated Offering Expenses,” along with the corresponding footnote, presents helpful information regarding other offering expenses (other than sales loads) to shareholders in a clear and understandable manner consistent with the requirements of Form N-2.

Prospectus Summary, pages 3-4

3.                                     Disclosure in the first sentence of the section Equity Portfolio states that the Fund will invest at least 80% of its managed assets in the equity securities of, or derivatives linked to the equity securities of Infrastructure Development Companies. Please explain to us why it is appropriate to include such derivatives within the 80% basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) (providing that a synthetic instrument may be included in the 80% basket “if it has economic characteristics similar to the securities in that basket”).

                                              Response: The registration statement has been revised to state that the Fund will invest “at least 80% of its managed assets in the equity securities of, or derivatives having economic characteristics similar to the equity securities of Infrastructure Development Companies which derive at least 50% of their revenues or profits from activities in the relevant infrastructure development related industries.” The Fund believes that this disclosure is consistent with Investment Company Act Release No. 24828 (Jan. 17, 2001).

4.                                     Please revise the second paragraph of the section Options Strategy to clarify that the Fund’s strategy of writing call options on a portion of its equity portfolio is designed to achieve gains and is not designed to achieve current income.

                                              Response: The disclosure has been revised in response to this comment.

Summary of Fund Expenses, page 21

5.                                     Disclosure earlier in the prospectus states that the Fund may invest in other investment companies, including exchange-traded funds. Please add a line item in the fee table estimating the expenses of the Fund’s anticipated investments in other investment companies.  See Instruction 10 to Item 3.1 of Form N-2.

                                              Response: The Fund estimates that the fees and expenses to be incurred as a result of investing in other investment companies will not exceed 0.01% of its average net assets. The Fund provides disclosure to that effect in footnote 3 of page 22 as required under Instruction 10.a. to Item 3.1 of Form N-2.

6.                                     Please delete the line item Total Net Operating Fund Expenses, or alternatively, add a footnote describing any written contractual agreement to waive or reduce the Fund’s Total Operating Expenses.

Response: The line item “Total Net Operating Fund Expenses” has been deleted.

7.                                    Please revise this section so that all the footnotes to the fee table immediately follow the example. In addition, move the paragraph immediately following the footnotes either to the front of the table or after the example. See Item 3.1 of Form N-2.

Response: The section has been revised.

Distributions, page 50

8.                                     The first sentence states that the Fund intends to make quarterly distributions to Common Shareholders.  Please furnish us with a representation that the Fund will disclose estimates of the tax characterizations of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of the Fund’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

Response: The Fund will disclose the estimates of the tax characteristics of its quarterly distributions in its semi-annual reports.

9.                                     Please inform us whether the fund intends to report a distribution yield.  If the fund intends to report a distribution yield at any point prior to finalizing its tax figures, the fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield.  In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

                                              Response: The Fund does not currently intend to report a distribution yield. If the Fund decides to report a distribution yield at any point prior to finalizing its tax figures, the Fund will estimate the portion of the distribution yield that results from return of capital and exclude that amount from the distribution yield.  Any reports containing distribution yields will be accompanied by the total return and/or SEC yield.

Statement of Additional Information

10.                               Please revise the disclosure on page 23 to identify the benchmarks and relevant peer groups against which the performance of the portfolio manager accounts are measured.  See Item 21.2 of Form N-2.

                                              Response: The disclosure has been revised to identify the relevant benchmarks and peer groups against which the performance of the portfolio manager accounts are measured.

General Comments

11.                               Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  The Fund has made the conforming changes.

12.                               We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Fund looks forward to working with the Staff to resolve any issues raised in subsequent filings or with any additional information provided to the Commission.

13.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund does intend to omit certain information in reliance on Rule 430A under the Securities Act including information relating to the public offering price, underwriting syndicate (including any material relationships between the Fund and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

14.                               Please advise us if you have submitted or expect to submit exemptive applications or no action requests in connection with your registration statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement.  The Fund may, however, seek to file or rely upon an exemptive application with the Commission seeking an order under the 1940 Act to permit the Fund to include realized long-term capital gains as a part of its regular distributions to Common Shareholders more frequently than would otherwise be permitted by the 1940 Act (generally once per taxable year).

15.                               Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund will respond to the Comment Letter received from the Staff by filing a pre-effective amendment.

16.                                 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment.

                                *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2649.

Very truly yours,

/s/ Paul Caldarelli
Paul Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Jeffrey S. Puretz Esq.

Attachment A

February 8, 2008

VIA EDGAR

Mr. Brion R. Thompson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	ING Infrastructure Development Equity Fund
(File Nos. 333-147343; 811-22144)

Dear Mr. Thompson:

ING Infrastructure Development Equity Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz Esq.
Dechert LLP